

Mail Stop 3561

October 16, 2017

Brian Mariotti
Chief Executive Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, WA 98201

> **Re: Funko, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 6, 2017**
> **File No. 333-220856**

Dear Mr. Mariotti:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Statement of Operations

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 96

1. Refer to Note (f) on page 97. We note your disclosure that "[p]ro forma diluted net loss per share is computed by adjusting the net loss available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities." As your disclosure references adjustments to your pro forma net loss per share, it would appear that any adjustments would be anti-dilutive and

should be excluded from your computation. Please clarify for us or revise your disclosure accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Avrohom Friedman at (202) 551-8298 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Marc D. Jaffe, Esq.
        Latham & Watkins LLP